

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

October 13, 2009

Gary C. Evans
Chairman of the Board
Magnum Hunter Resources Corporation
777 Post Oak Boulevard, Suite 910
Houston, TX 77056

> **Re: Magnum Hunter Resources Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **File No. 333-161937**
> **Filed October 5, 2009**

Dear Mr. Evans:

        We have reviewed your response letter and amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   We note that on September 30, 2009, Mr. David S. Krueger was appointed to serve as Chief Accounting Officer of the Company. Please have your principal financial officer or controller also sign the registration statement.

Closing Comments

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief